                                                            Rule 424(b)(5)
                                                            File No. 33-54385
PRICING SUPPLEMENT NO. 42
DATED FEBRUARY 26, 1998
(To Prospectus Supplement dated
August 22, 1994, including the
Prospectus dated August 22, 1994)

                                 $100,000,000

                            BANKAMERICA CORPORATION

                      SENIOR MEDIUM-TERM NOTES, SERIES I

                                   ---------

      Floating Rate Notes [x]                % Fixed Rate Notes [_]

      Book Entry Notes    [x]              Certificated Notes   [_]

Original Issue Date: March 3, 1998         Stated Maturity: March 5, 2001

CUSIP No.:06605L GU 7
                                           Extended            Notice of
                                           Maturity            Extension
                                            Date(s)             Date(s)
                                           --------            ---------
                                             N/A                  N/A

Redemption            Redemption           Specified
 Date(s)               Price(s)            Currency:           U.S. Dollars
 -------               --------            Authorized
On any Interest          100%              Denominations
Payment Date on or                         (Only applicable if
after March 15, 2000                       Specified Currency
                                           is other than
                                           U.S. Dollars):      N/A
Repayment             Repayment
 Date(s)               Price(s)
---------             ---------            Interest Payment
   N/A                   N/A               Period:             3 months
                                           Interest Payment
                                           Dates:              Third Wednesday of March, June, September and
                                                               December of each year, commencing
                                                               June 17, 1998, and at Maturity, subject to
                                                               adjustment as described in the accompanying
                                                               Prospectus Supplement in the event any such
                                                               date is not a Business Day as defined in such
                                                               Prospectus Supplement.

                                           Total Amount of
                                           OID:                N/A
                                           Yield to Maturity:  N/A
                                           Initial Accrual
                                           Period OID and
                                           Designated Method:  N/A

Only applicable to Floating Rate Notes:
---------------------------------------
Initial
Interest Rate:   To be calculated as       Interest Reset
                 if March 3, 1998 were     Period:             3 months
                 an Interest Reset Date    Interest Reset
                                           Dates:              Third Wednesday of March, June, September and
                                                               December of each year, commencing
                                                               June 17, 1998, subject to adjustment
                                                               as described in the accompanying Prospectus
                                                               Supplement in the event any such date is not
                                                               a Business Day as defined in such Prospectus
                                                               Supplement.


Index Maturity: 3 months

Base Rate:                                 Spread (plus or
                                           minus):             +.02%
[_]  CD Rate                               Spread Multiplier:   N/A

[_]  Commercial Paper Rate                 Maximum Interest
                                           Rate:               N/A
[_]  Federal Funds Rate                    Minimum Interest
                                           Rate:               N/A
[X]  LIBOR

     Designated LIBOR Page (only
     applicable if Designated LIBOR
     Page is other than Telerate
     Screen Page 3750): N/A

[_]  Treasury Rate

[_]  CMT Rate

     Designated CMT
     Telerate Page:  N/A

[_]  Prime Rate


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                         (Continued on the next page)

Trade Date:    February 26, 1998                            Agent's Commission:      N/A
Name of Agent: Salomon Brothers Inc                         Proceeds to Corporation: $99,919,000

[_] Agent is acting as agent for                           [X] Agent is purchasing Notes from
    the sale of Notes by the                                   the Corporation at 99.919% of their
    Corporation at a price to                                  principal amount as principal for
    public of:                                                 resale to investors and other
                                                               purchasers at:
    [_] 100% of the principal amount
                                                               [_] a fixed initial public offering
    [_]    % of the principal amount                               price of 100% of the principal.

                                                               [_] a fixed initial public offering
                                                                   price of   % of the principal
                                                                   amount.

                                                               [X] varying prices relating to
                                                                   prevailing market prices at time
                                                                   of resale to be determined by
                                                                   Agent.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
             -----------------------------------------------------

     The following supplements the discussion set forth in the Prospectus Supplement under the heading "Certain United States Federal Income Tax Consequences."

     On October 14, 1997, final United States Treasury regulations were published in the Federal Register which alter in certain respects the withholding tax, information reporting and backup withholding tax procedures regarding payments made to non-United States Holders. Among other items, such regulations expand the rules with respect to foreign intermediaries and address certain documentary evidence requirements relating to exemption from the withholding tax, information reporting and backup withholding tax. Such regulations generally apply to payments (including original issue discount) made after December 31, 1998, in respect of a Note or proceeds from the sale, exchange or other disposition of a Note. Non-United States Holders of Notes should consult their tax advisors concerning the possible application of the final regulations to their particular situations.

     The Taxpayer Relief Act of 1997 (the "Act") was signed into law on August 5, 1997. Under the Act, the maximum rate of tax on the net capital gain of taxpayers who are taxed as individuals, estates or trusts was reduced from 28 percent to 20 percent. In addition, any net capital gain which otherwise would be taxed at a 15 percent rate will be taxed at a rate of 10 percent. These reduced rates only apply to the sale or exchange of Notes which have been held for more than 18 months. With respect to the sale or exchange of Notes that have been held for more than 12 months but not in excess of 18 months, net capital gains will continue to be taxed at a maximum rate of 28 percent.

     For taxable years commencing after December 31, 2000, the maximum capital gains rates for assets which are held for more than five years are 18 percent and 8 percent (rather than 20 percent and 10 percent). However, the 18 percent rate only applies to the sale or exchange of Notes the holding period for which commences after December 31, 2000. Nevertheless, taxpayers who are taxed as individuals, estates or trusts holding Notes as capital assets on January 1, 2001, may elect to treat the Notes as having been sold on such date for an amount equal to their fair market value and as having been reacquired for an amount equal to such value. If this election is made, any gain is recognized (and any loss is disallowed).

     The February 6, 1997 Clinton Administration proposal that would require a Holder who engages in multiple purchases of substantially identical Notes to use an average cost basis to determine the tax basis of any sale or exchange of such Notes was not included in the Act.

     On June 11, 1996, the Internal Revenue Service released final Treasury regulations (the "Final Regulations") which relate to variable rate debt instruments and contingent payment debt instruments. The Final Regulations contain amendments to the final Treasury regulations issued on January 27, 1994, and to the proposed regulations issued on December 15, 1994. In general, the Final Regulations are effective for debt instruments issued on or after August 13, 1996.

     Accordingly, with respect to "qualifying variable rate" debt instruments, the following are the material changes to the discussion in the fifth and sixth paragraphs under the heading "Certain United States Federal Income Tax Consequences -- Original Issue Discount" in the Prospectus:

        (1) The Final Regulations require that the variable rate debt instruments must not provide for any contingent principal payments. This amendment is effective for debt instruments issued on or after June 14, 1996;

        (2) The Final Regulations require the introductory language of the third sentence of the fifth paragraph to be changed from "The debt instrument further must provide for stated interest" to "The debt instrument further must not provide for any stated interest other than stated interest ...." This amendment is effective for debt instruments issued on or after June 14, 1996;

        (3) The Final Regulations require the sixth sentence of the fifth paragraph to be changed from "A qualified floating rate may be multiplied by a fixed, positive multiple not exceeding 1.35, which may be increased or decreased by a fixed rate." to "A qualified floating rate may be multiplied by a fixed, positive multiple that is greater than .65 but not more than 1.35, which may be increased or decreased by a fixed rate." This amendment is effective for debt instruments issued on or after August 13, 1996;

        (4) The Final Regulations require the phrase "cost of newly borrowed funds" contained in the last sentence of the fifth paragraph to be changed to "qualified floating rate." This amendment is effective for debt instruments issued on or after June 14, 1996;

        (5) The Final Regulations changed the phrase "less than one year" to "one year or less" with respect to debt instruments providing for interest stated at an initial fixed rate followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period. This amendment is effective for debt instruments issued on or after June 14, 1996;

        (6) The Final Regulations changed the definition of an "objective rate" to a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information. The rate, however, must not be based on information that is within the control of the issuer (or a related party) or that is, in general, unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock. This amendment is effective for debt instruments issued on or after August 13, 1996; and

        (7) The Final Regulations make it clear with respect to variable rate debt instruments that provide for annual payments of interest at a single variable rate, that the qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period. This clarification is effective for debt instruments issued on or after June 14, 1996.

     With respect to variable rate debt instruments that do not bear interest at a "qualifying variable rate," and accordingly will be treated as contingent payment debt instruments, the discussion in the seventh paragraph under the heading "Certain United States Federal Income Tax Consequences -- Original Issue Discount" does not reflect the Final Regulations, which supersede the proposed regulations described in that paragraph. In the event the Corporation issues contingent payment debt instruments, the Corporation has indicated that the applicable pricing supplement will describe the material federal income tax consequences.


                              ------------------


                             PLAN OF DISTRIBUTION
                             --------------------

     The following supplements the discussion set forth in the Prospectus Supplement under the heading "Plan of Distribution."

     Any offer or sale of the Notes will comply with Rule 2720 of the Rules of Conduct of the National Association of Securities Dealers,
Inc. (the "NASD") regarding underwriting securities of an affiliate. No NASD member participating in the offering of the Notes will execute a transaction in the Notes in a discretionary account without the prior written specific approval of the member's customer.

                                ---------------

                             SALOMON SMITH BARNEY